Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

November 30, 2021

VIA EDGAR SUBMISSION – FORM DEL AM

Ms. Samantha Brutlag and Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Scharf Alpha Opportunity Fund (the “Target Fund”) and Scharf Multi-Asset Opportunity Fund (the “Acquiring Fund”)
Registration Statement on Form N-14 (File No. 333-260977)

Dear Mses. Brutlag and DiAngelo Fettig:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Advisors Series Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the Registration Statement) (File No. 333-260977) relating to the reorganization of the Target Fund, a series of Advisors Series Trust, with and into the Acquiring Fund, also a series of Advisors Series Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on November 10, 2021 (Accession No. 0000894189-21-007947) and was scheduled to go effective December 10, 2021, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Glendora and the State of California on the 2nd day of December 2021.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (626) 914-7363.

Sincerely yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust